UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information

RELEVANT INFORMATION

Update on Investigation Regarding Ruta del Sol II project and Odebrecht S.A.

On May 9, 2017, the Attorney General’s Office in Colombia announced that Mr. José Elías Melo Acosta, former President of Corficolombiana S.A. will be investigated in connection with the Ruta del Sol II toll road project. This toll road project was awarded to Concesionaria Ruta del Sol S.A.S., a joint venture in which Episol S.A.S. (a wholly owned affiliate of Corficolombiana S.A.) holds a 33% stake and Odebrecht, S.A. is the controlling shareholder with a 62% stake.

A hearing regarding Mr. Melo has been scheduled for July 5, 2017, at which Mr. Melo is expected to be formally notified of any conduct for which he will be investigated. Based on the results of its investigation, the Attorney General’s Office could formally charge Mr. Melo with violations of law. Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) cannot predict the outcome of this investigation.

The Company will continue offering full cooperation and providing to the authorities any relevant information that comes to its attention with respect to this matter. Grupo Aval remains committed to the highest ethical standards in its business and full compliance with laws prohibiting corruption.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel